[CHARLES WEBB & COMPANY LETTERHEAD]


June 14, 1996


Mr. Donald C. Siemers
President and Chief Executive Officer
Dearborn Savings Association
118 Walnut Street
Lawrenceburg, IN 47025-1838


Dear Mr. Siemers:

This proposal is in connection with Dearborn Savings Associations' (the "Bank") intention to reorganize and convert from a mutual holding company to a full capital stock form of organization (the "Conversion"). In order to effect the Conversion, it is contemplated that all of the Bank's common stock to be outstanding pursuant to the Conversion will be issued to a holding company (the "Company") to be formed by the Bank, and that the Company will offer and sell shares of its common stock first to eligible persons (pursuant to the Bank's Plan of Conversion) in a Subscription Offering and then in a Community Offering.

We hereby confirm the interest of Charles Webb & Company ("Webb") in acting as the Bank's and the Company's exclusive financial advisor and marketing agent in connection with the Conversion. This letter sets forth selected terms of our engagement.

1. Advisory/Conversion Services. As the Bank's and Company's financial advisor and marketing agent, Webb will provide the Bank and the Company with a comprehensive program of conversion services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. Webb will provide financial and logistical advice to the Bank and the Company concerning the offering and related issues. Webb will provide conversion enhancement services intended to maximize stock sales in the Subscription Offering and the Public Offering pursuant to the goals of the Board of Directors of the Bank. (Refer to Exhibit A.)

2. Preparation of Offering Documents. The Bank, the Company and their counsel will draft the Registration Statement, Application for Conversion, and other offering materials to be used in connection with the Conversion. Webb will attend meetings to review these documents and advise you on their form and content. Webb and its counsel will draft appropriate agency agreements and related documents.


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Mr. Donald C. Siemers
June 14, 1996
Page 2 of 5


3. Due Diligence Review. Prior to filing the Registration Statement, Application for Conversion or any offering or other documents naming Webb as the Bank's and the Company's financial advisor and underwriter, Webb and their representatives will undertake substantial investigations to learn about the Bank's business and operations ("due diligence review") in order to confirm information provided to us and to evaluate information to be contained in the Bank's and/or the Company's offering documents. The Bank agrees that it will make available to Webb all relevant information, whether or not publicly available, which Webb reasonably requests, and will permit Webb to discuss personnel and the operations and prospects of the Bank with management. Webb will treat all material non-public information as confidential. The Bank acknowledges that Webb will rely upon the accuracy and completeness of all information received from the Bank, its officers, directors, employees, agents and representatives, accountants and counsel including this letter of intent to serve as the Bank's and the Company's financial advisor and marketing agent.

4. Regulatory Filings. Upon satisfactory completion of Webb's due diligence review, the Bank and/or the Company will cause appropriate offering documents to be filed with the Office of Thrift Supervision ("OTS"), Federal Deposit Insurance Corporation ("FDIC"), the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and such state securities commissioners as may be determined by the Bank.

5. Agency Agreement. The specific terms of the conversion offering enhancement and broker-assisted sales services contemplated in this letter shall be set forth in an Agency Agreement between Webb and the Bank and the Company to be executed prior to commencement of the offering, and dated the date the Prospectus is declared effective by the SEC, the NASD and such state securities commissioners and other regulatory agencies as required or deemed to be appropriate by Webb. Sales of shares in the Subscription/Community Offering will be contingent upon, among other things, the absence of material adverse developments and the completion of the Conversion.

6. Representations, Warranties and Covenants. The Agency Agreement will provide for customary representations, warranties and covenants by the Bank and Webb, and for the Bank to indemnify Webb and their controlling persons (and, if applicable, the members of the selling group and their controlling persons), and for Webb to indemnify the Bank and the Company against certain liabilities, including, without limitation, liabilities under the Securities Act of 1933.

Mr. Donald C. Siemers
June 14, 1996
Page 3 of 5

7. Fees. For the services hereunder, the Bank and/or Company shall pay the following fees to Webb at closing unless stated otherwise:

         (a)   A financial advisory fee of $50,000, payable as follows:
               $5,000 upon signing of this engagement letter; $10,000 upon filing of regulatory applications; $10,000 upon mailing of the offering circular; and the balance upon closing.

         (b) Selected broker-dealers who assisted in the subscription or purchase, excluding those shares purchased by the Bank's officers, directors or employees (or members of their immediate families) or by any ESOP, tax-qualified or stock based compensation plans (except IRA's) or similar plan created by the Bank for some or all of its directors or employees, will be paid a fee equal to 4.0% of the aggregate Actual Purchase Price of the shares of common stock sold by them in the Subscription and/or Community Offerings. Fees with respect to subscriptions or purchases effected with the assistance of Registered Representatives employed by a Broker/Dealer other than Webb shall be transmitted by Webb to such Broker/Dealer. The decision to utilize selected Broker/Dealer will be made by the Bank.

         (c) Client will reimburse Webb for reasonable out of pocket expenses, including costs of travel, meals and lodging, photocopying, telephone, facsimile, couriers, NASD and other filing fees. Such reimbursement will be based upon documentation and will not exceed $5,000 without prior approval of Client. Client will also reimburse Webb for reasonable fees of Counsel. The selection of such counsel will be done by Webb, with the approval of Client. A preagreed cap on such legal fees will be agreed by Webb and Client.

         (d) Webb shall have earned and be paid fees as described above and additionally shall be entitled to reimbursement of reasonable expenses should the Conversion be terminated for any reason not attributable to the action or inaction of Webb.

         (e) Provide financial advisory assistance for a period of one year following completion of the Conversion, including formation of a dividend policy and share repurchase program, assistance with shareholder reporting and shareholder relations matters, general advice on mergers and acquisitions not related to specific transactions and other related financial matters at no additional fee. Following this initial one year term if both parties wish to continue the relationship, a fee will be negotiated and an agreement entered into at that time.

Mr. Donald C. Siemers
June 14, 1996
Page 4 of 5


8. Expenses. The Bank will bear those expenses of the proposed offering customarily borne by issuers, including, without limitation, FDIC, SEC, "Blue Sky," and NASD filing and registration fees; the fees of the Bank's accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing expenses associated with the Conversion; the fees set forth in Section 7; and fees for "Blue Sky" legal work, which will be performed by Webb's counsel.

9. Conditions. Webb's willingness and obligation to proceed hereunder shall be subject to, among other things, satisfaction of the following conditions in Webb's opinion, which opinion shall have been formed in good faith by Webb after reasonable determination and consideration of all relevant factors: (a) full and satisfactory disclosure of all relevant material, financial and other information in the disclosure documents and a determination by Webb, in its sole discretion, that the sale of stock on the terms proposed is reasonable given such disclosures; (b) no material adverse change in the condition or operations of the Bank subsequent to Webb's due diligence; and (c) no market conditions at the time of offering which in Webb's opinion make the sale of the shares by the Company inadvisable.

10. Benefit. This Agreement shall inure to the benefit of the parties hereto and their respective successors and assigns and to the parties indemnified hereunder and their successors and assigns, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors assigns.

This letter reflects Webb's present intention of proceeding to work with the Bank and the Company on its proposed conversion. It does not constitute an agreement to underwrite securities or to serve as sales or marketing agent to the Bank or the Company, or to perform any other service, nor is it an agreement to enter into any such agreement or a representation that market conditions will support an offering of the Company's common stock. It also does not constitute a commitment on the part of the Bank, the Company or Webb except as to the payment of certain fees as set forth in Section 7 and the assumption of expenses as set forth in Section 8, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect. You further acknowledge that any report or analysis rendered by Webb pursuant to this engagement is rendered for use solely by the management of the Bank and its Agents in connection with the Conversion.



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Mr. Donald C. Siemers
June 14, 1996
Page 5 of 5


Accordingly, you agree that you will not provide any such information to any other person without our prior written consent.

Webb acknowledges that in offering the Company's stock no person will be authorized to give any information or to make any representation not contained in the offering prospectus and related offering materials filed as part of a registration statement to be declared effective in connection with the offering. Accordingly, Webb agrees that in connection with the offering it will not give any unauthorized information or make any unauthorized representation. We will be pleased to elaborate on any of the matters discussed in this letter at your convenience.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned with a check in the amount of $5,000 payable to Charles Webb & Company.

Very truly yours,

CHARLES WEBB & COMPANY


By: /s/ Patricia A. McJoynt
   -------------------------------
   Patricia A. McJoynt
   Executive Vice President


ACKNOWLEDGED AND ACCEPTED:
DEARBORN SAVINGS ASSOCIATION


By: /s/ Donald C. Siemers                              July 17, 1996
   -----------------------------                --------------------------
   Donald C. Siemers                                      Date
   President & Chief
   Executive Officer

                                    EXHIBIT A

                          CONVERSION SERVICES PROPOSAL
                         TO DEARBORN SAVINGS ASSOCIATION



Charles Webb & Company ("Webb") provide thrift institutions converting from mutual to stock form of ownership with a comprehensive program of conversion services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. The following list is representative of the conversion services, if appropriate, we propose to perform on behalf of the Bank.

General Services

Assist management and legal counsel with the design of the transaction structure.

Analyze and make recommendations on bids from printing, transfer agent, and appraisal firms.

Assist officers and directors in obtaining bank loans to purchase stock, if requested.

Assist in drafting and distribution of press releases as required or appropriate.

Conversion Offering Enhancement Services

Establish and manage Conversion Center at the Bank. Conversion Center personnel will track prospective investors; record stock orders; mail order confirmations; provide the Bank's senior management with daily reports; answer customer inquiries; and handle special situations as they arise.

Assign Webb personnel to be at the Bank through completion of the Subscription and Community Offerings to manage the Conversion Center, meet with prospective shareholders at individual and community information meetings, solicit local investor interest through a tele-marketing campaign, answer inquiries, and otherwise assist in the sale of stock in the Subscription and Community Offerings. This effort will be lead by a Principal of Webb.

Create target investor list based upon review of the Bank's depositor base.

Provide intensive financial and marketing input for drafting of the prospectus.

Prepare other marketing materials, including prospecting letters and brochures, and media advertisements.

Arrange logistics of community information meeting(s) as required.

Prepare audio-visual presentation by senior management for community information meeting(s).

Prepare management for question-and-answer period at community information meeting(s).

Attend and address community information meeting(s) and be available to answer questions.

Broker-Assisted Sales Services.

Arrange for broker information meeting(s) as required.

Prepare audio-visual presentation for broker information meeting(s).

Prepare script for presentation by senior management at broker information meeting(s).

Prepare management for question-and-answer period at broker information meeting(s).

Attend and address broker information meeting(s) and be available to answer questions.

Produce confidential broker memorandum to assist participating brokers in selling the Bank's common stock.

Aftermarket Support Services.

Webb will use its best efforts to secure market making and on-going research commitment from at least two NASD firms.